

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 22, 2016

Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
1311 Pineview Drive Suite 501
Morgantown, WV 26505

      Re: Protea Biosciences Group, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed August 16, 2016
             File No. 000-51474

Dear Mr. Turner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Erin K. Jaskot, *for*

                                     Suzanne Hayes
                                     Assistant Director
                                     Office of Healthcare and Insurance